Mail Stop 4720   December 2, 2009

Dr. Thomas B. Okarma
President and Chief Executive Officer
Geron Corporation
230 Constitution Drive
Menlo Park, California 94025

Re: Geron Corporation
        Form 10-K for the fiscal year ended December 31, 2008
        Definitive Proxy statement filed April 10, 2009
        File No. 000-20859

Dear Dr. Okarma:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Mark V. Roeder, Esq.
    Latham & Watkins LLP
    140 Scott Drive
    Menlo Park, California 94025